UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                          For the date of 06 June, 2007

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



FOR IMMEDIATE RELEASE                                              6th JUNE 2007

                           Allied Irish Banks, p.l.c.

                                 Trading Update


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) is issuing the following update on trading before its half year close period. Please note that all trends in this update are in constant currency terms.

All the franchises are performing very well driven by strong customer demand for our products and services. Productivity continues to improve and we are making good progress in the heavy investment in our single enterprise agenda to support and sustain long term growth. We expect income to grow by a rate at least 3% higher than costs again this year at both overall enterprise level and in each of our operating divisions - Republic of Ireland, Capital Markets, United Kingdom and Poland. In M&T, we expect an improved performance following a challenging first quarter.

We continue to target low double digit growth in 2007 earnings per share*. This is relative to a 2006 base figure of 182.8c. Based on good business trends and pipelines, we are targeting mid to high teen growth in operating profit before bad debt provisions. Asset quality remains strong and bad debt provisions are expected to remain low. In the half year period to 30th June we expect to achieve similar levels of growth to those targeted for the full year in both operating profit and earnings per share.

All our businesses have sufficient capital to fully support their growth and our funding position remains good and well diversified.

* Excludes profit on property sales and leaseback transactions, business disposals and hedge volatility under IFRS


REPUBLIC OF IRELAND DIVISION

The Irish economy remains strong and while it is likely to grow at a lower rate than 2006, forecast growth of around 5% this year provides a positive operating environment for our domestic franchise.

We are confident that we will continue in 2007 to expand our share of key products and services in what remains a very competitive market.

Overall loan growth is targeted to be around 20% this year. Robust demand from our business customers is a particular feature and lending to this sector is on track to grow by over 20% in 2007. We view the slowdown in house price appreciation and supply of new houses as a welcome development following the strong rates of growth in previous years. The market remains underpinned by positive demographics and we expect mortgage volumes to increase by a low to mid teen percentage this year. In deposits we are targeting growth of close to 10%.

We continue to make good progress in the high potential area of wealth management and our business, including the joint venture with Aviva / Hibernian, is growing strongly.

CAPITAL MARKETS DIVISION

The sustainable and recurring nature of income in this high quality franchise is expected to be evident again this year.

Growth is being driven primarily by Corporate Banking with all businesses performing strongly, particularly our US and specialist international units. We are performing well in Ireland where our prime position is underlined by our leading role in a number of recent significant transactions. The overall loan book is on track to increase by close to 20% this year, though the rate of growth will continue to be dictated by return rather than volume targets. There continues to be a plentiful supply of lending opportunities but we are selecting only those that satisfy our unchanged criteria for risk adjusted return on capital. The book is well diversified by chosen sectors with typically conservative individual loan sizes.

In Global Treasury, performance is in line with our expectations. Customer demand continues to be good across our banking franchises with particularly encouraging growth this year in Poland.

Investment Banking is performing well and an increased contribution from our stockbroking and asset management businesses is expected to be a highlight this year.

For the first half year to June, profit growth is expected to be lower than for the full year 2007 in this division. This is due to the particularly strong outcome in the first half of 2006 when we had exceptional bad debt net writebacks and recoveries of EUR34m.

UK DIVISION

Both our Great Britain and Northern Ireland franchises are performing strongly. We are targeting both loan and deposit volumes for the division to increase by around 20%.

The reconfiguration of our network and operations is progressing well and is enabling us achieve significant productivity gains. The principal purpose of this initiative is to ensure our people, branches and outlets are best deployed to meet strong customer demand and that our operations can most effectively deliver our range of products and services.

In Great Britain our long term strategy of focusing on chosen business sectors and the complementary development of a niche private banking business continues to prove successful. Customer demand is strong and the most significant challenge remains the recruitment and retention of high quality people to fully harvest the opportunities in this business.

In Northern Ireland economic trends are improving and our First Trust franchise is achieving good growth and is well positioned in both the business and personal markets.

POLAND DIVISION

The significant progress seen in our Polish business last year is continuing in 2007.

The economy is currently growing by around 7% this year and this is creating a positive environment in which we are achieving well spread, high quality business growth.

Loan demand is buoyant in both the business and personal customer sectors. We are also noting a pick up in house mortgage demand where there has been an increase in the proportion of local currency mortgages which we favour. Overall we are targeting our loan book to increase by over 20% this year. Our deposits are on track to increase by around 10%. Customer demand in the savings market is still heavily biased in favour of investment products. Our best in class product suite continues to drive very strong growth in assets under management.

Our brokerage business, where we have a leading market share, and our payments business are also expected to grow strongly this year.

We are investing heavily in our people and network in targeted locations and this year we expect to add over 30 branches and business centres.

Asset quality continues to improve. In the first half of this year the bad debt provision figure will be particularly low due to one-off recoveries in the early part of 2007.

M&T BANK CORPORATION

Management is focused on sustaining growth by improving productivity and maintaining solid asset quality in a relatively low growth environment. In the first quarter of this year, M&T reported a decrease in earnings per share due in large part to one off and non recurring items. This decrease will be reflected in M&T's contribution to our earnings in the first half but we expect an increase in contribution for the full year 2007.

MARGINS

The rate of net interest margin attrition due to business factors (excludes the effect of treasury assets) is likely to reduce from 16 basis points last year to around 12 basis points in 2007. Loans growing faster than deposits is likely to remain the principal cause of attrition with the reinvestment of customer account funds being less of a factor than in previous years. There is a growing demand from our Irish commercial property investors for investment rather than development finance and this may have an adverse mix effect. Product margins across our franchises are either broadly stable or, where reducing as is the case in Irish mortgages, are doing so in line with our expectations.

NON INTEREST INCOME

An increase of around 9% is targeted this year. Growth in the first half year may be a little higher due to particularly strong growth in Polish asset management and IPO fees. Account activity fees in Ireland are also likely to be affected in the second half as more customers opt for fee free current accounts.

COSTS

Costs are expected to increase by around 9% this year. The key drivers are business growth, investment in people, locations and operations to develop our business and to meet regulatory requirements. Cost growth in the first half will be higher but the rate of growth will moderate in the second half. This is due to the non recurrence of the significant step up in regulatory and very strong performance related remuneration costs incurred in the latter months of 2006 (the effect of which was to create a higher base figure). For both the half year and full year periods, we are targeting the rate of income growth to exceed that of cost growth by at least 3%.

ASSET QUALITY

Across the enterprise the quality of our loan portfolios remains high and there are no signs of any material deterioration. In the continuing benign credit environment our guidance for a bad debt charge of around 15 basis points of average loans this year is unchanged from that issued at our 2006 results presentation in March. The charge for the half year is expected to be materially lower than for the full year due to lower levels of new provisions and good provision recoveries and writebacks.

NOTE

Group results for the half year ending 30th June 2007 will be announced on 1st August 2007.

                                     -ENDS-

For further information please contact:

Alan Kelly                                       Catherine Burke
General Manager, Group Finance                   Head of Corporate Relations
AIB Group                                        AIB Group
Dublin 4                                         Dublin 4
Tel: +353-1-6600311 ext. 12162                   Tel: +353-1-6600311 ext. 13894



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  06 June, 2007                                By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.